EXHIBIT 99.1

IIJ Announces Full Year and Fourth Quarter Financial Results for the Fiscal Year Ended March 31, 2015

TOKYO, May 15, 2015 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ") (Nasdaq:IIJI) (TSE:3774) today announced its full year ("FY2014") and 4th quarter ("4Q14") consolidated financial results for the fiscal year ended March 31, 2015 (from April 1, 2014 to March 31, 2015).1

Highlights of Financial Results for FY2014
Revenues	JPY123,050 million	(up 7.7% YoY)
Operating Income	JPY5,075 million	(down 11.3% YoY)
Income before Income Tax Expense	JPY5,139 million	(down 18.1% YoY)
Net Income attributable to IIJ	JPY3,322 million	(down 25.2% YoY)

Financial Targets for FY2015
Revenues	JPY139,000 million	(up 13.0% YoY)
Operating Income	JPY6,500 million	(up 28.1% YoY)
Income before Income Tax Expense	JPY6,400 million	(up 24.5% YoY)
Net Income attributable to IIJ	JPY4,000 million	(up 20.4% YoY)
Annual Cash Dividend	JPY22.00 per share

Overview of FY2014 Financial Results and Business Outlook

"Business environment continues to be favorable along with the growing outsourcing demands and the return of Japanese corporate IT investment appetite. Under such positive momentum, we're continuously enhancing our business investment. We hired 155 new graduates this April, and allocate more resources in areas of MVNO (Mobile Virtual Network Operator), Cloud, and systems integration where we're focusing on services and solutions developments in particular. We also promote overseas businesses aggressively by establishing affiliated companies and through partnerships. These forward-looking investments require some time to be reflected in financial results and thus our overall costs have increased. In the meantime, we saw an accelerated revenues growth, especially in the latter half of FY2014 where the total revenues grew by 10.0% year over year. We shall continue to execute our business expansion strategies for middle-to-long term growth," said Koichi Suzuki, Founder and CEO of IIJ.

"MVNO and Cloud continue to be strong growth drivers, which we started in January 2008 and December 2009. MVNO revenues for FY2014 grew by 63.5% to JPY7.7 billion and its subscription as of March 31, 2015 increased by 289 thousand to 673 thousand from a year ago. Consumer MVNO services, which became popular in FY2014 for their cost-effectiveness, can be anticipated to achieve a significant market penetration within two to three years as only about 1.3%2 of total mobile phone users in Japan are using these services currently. We're different from competitors as we can improve the infrastructure efficiency by gathering consumer and enterprise traffic, leveraging our blue-chip corporate client base. As for Cloud services, its revenue has grown to JPY12.3 billion in five years, which represents 10.0% of our FY2014 total revenues. We see some large Japanese companies began to use Cloud for their mission-critical and core business operation systems, such as online banking security systems by a major commercial bank. We expect it might take time but this trend gradually becomes prominent in the middle term," followed Eijiro Katsu, COO and President of IIJ.

1 Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with U.S. GAAP. All financial figures are unaudited and consolidated.

2 The figure is calculated by dividing the total mobile subscription (154.75 million) by MVNO's SIM card subscription (1.95 million) as of December 31, 2014. These figures are published by the Ministry of Internal Affairs and Communications in March and April of 2015. http://www.soumu.go.jp/menu_news/s-news/01kiban02_02000151.html

"As for FY2014 financial results, revenues continuously increased mainly with consumer MVNO services, Cloud services, and systems integration. On the other hand, operating income decreased year over year primarily because the operating costs such as personnel-related and outsourcing-related are on an increasing trend due to our enhanced business investment while the accumulation of recurring revenue services was not as strong as planned. In addition, mobile data communication charge from NTT DOCOMO, Inc. hadn't decreased largely against our initial expectation," continued Katsu.

"For FY2015 earnings, we target revenues and operating income to increase by 13.0% and 28.1% respectively from FY2014. Our business investment should start to make contribution by accelerating revenue growth. Operating income growth should be achieved mainly by accumulating recurring revenues, increasing Cloud services profit, decreasing overseas business deficit, and improving system integration gross margin. We remain committed to returning to an operating income growth and further scale up of our business," concluded Katsu.

FY2014 Financial Results Summary

Operating Results Summary
	FY2013	FY2014	YoY %
			Change
	JPY millions	JPY millions
Total Revenues	114,272	123,050	7.7
Network Services	67,286	69,006	2.6
Systems Integration (SI)	42,469	48,237	13.6
Equipment Sales	1,690	2,167	28.2
ATM Operation Business	2,827	3,640	28.8
Total Costs	93,206	100,978	8.3
Network Services	53,046	54,932	3.6
Systems Integration (SI)	36,510	41,562	13.8
Equipment Sales	1,527	1,932	26.6
ATM Operation Business	2,123	2,552	20.2
SG&A Expenses and R&D	15,343	16,997	10.8
Operating Income	5,723	5,075	(11.3)
Income before Income Tax Expense	6,275	5,139	(18.1)
Net Income attributable to IIJ	4,442	3,322	(25.2)

Segment Results Summary
	FY2013	FY2014
	JPY millions	JPY millions
Total Revenues	114,272	123,050
Network services and SI business	111,901	119,819
ATM Operation Business	2,827	3,640
Elimination	456	409
Operating Income	5,723	5,075
Network service and SI business	5,275	4,335
ATM Operation Business	578	886
Elimination	130	146

We have omitted segment analysis because most of our revenues are dominated by Network services and Systems Integration (SI) business.

FY2014 Results of Operation

Revenues

Total revenues were JPY123,050 million, up 7.7% YoY.

Network Services revenue was JPY69,006 million, up 2.6% YoY.

Revenues for Internet connectivity services for enterprise were JPY16,350 million, down 1.4% YoY from JPY16,585 million for FY2013. There were increase in enterprise mobile service revenues and decrease in IP services revenues including data center connectivity services revenues.

Revenues for Internet connectivity services for consumer were JPY8,222 million, up 36.5% YoY from JPY6,025 million for FY2013, mainly due to the large revenue growth of consumer mobile services "IIJmio High-speed Mobile/D service," consumer mobile services which offers inexpensive data communication and voice services with SIM cards.

WAN services revenues were JPY24,326 million, down 2.7% YoY compared to JPY25,006 million for FY2013.

Outsourcing services revenues were JPY20,108 million, up 2.2% YoY from JPY19,670 million for FY2013, mainly by the increase in revenues of "IIJ GIO Hosting Package Services."

Network Services Revenues Breakdown
			YoY %
	FY2013	FY2014	Change
	JPY millions	JPY millions
Internet Connectivity Service (Enterprise)[3]	16,585	16,350	(1.4)
IP Service[4]	10,357	9,831	(5.1)
IIJ FiberAccess/F and IIJ DSL/F	3,147	3,143	(0.1)
IIJ Mobile Service(Enterprise)	2,850	3,143	10.3
Others	231	233	1.0
Internet Connectivity Service (Consumer)[3]	6,025	8,222	36.5
Under IIJ Brand	2,273	4,781	110.3
hi-ho	3,047	2,793	(8.3)
OEM	705	648	(8.1)
WAN Services	25,006	24,326	(2.7)
Outsourcing Services	19,670	20,108	2.2
Total Network Services	67,286	69,006	2.6

Number of Contracts for Connectivity Services
	as of	as of	YoY
	March 31, 2014	March 31, 2015	Change
Internet Connectivity Services (Enterprise)	142,655	172,613	29,958
IP Service (-99Mbps)	847	763	(84)
IP Service (100Mbps-999Mbps)	448	504	56
IP Service (1Gbps-)	271	340	69
IIJ Data Center Connectivity Service	288	278	(10)
IIJ FiberAccess/F and IIJ DSL/F	56,384	62,926	6,542
IIJ Mobile Service(Enterprise)	83,124	106,493	23,369
Others	1,293	1,309	16
Internet Connectivity Services (Consumer)	625,297	894,009	268,712
Under IIJ Brand	171,968	373,125	201,157
hi-ho	155,177	150,776	(4,401)
OEM	298,152	370,108	71,956
Total Contracted Bandwidth	1,539.3Gbps	1,730.8Gbps	191.5Gbps

[3] We have renamed Internet Connectivity Service (for Corporate Use) and Internet Connectivity Service (for home use) to Internet Connectivity Service (Enterprise) and Internet Connectivity Service (Consumer), respectively in June 2014.
[4] IP Service revenues include revenues from the Data Center Connectivity Service.

SI revenues were JPY48,237 million, up 13.6% YoY.

Systems construction revenue, a one-time revenue, was JPY20,437 million, up 9.4% YoY. Revenue increased mainly due to the increase in the scale of systems construction projects. Systems operation and maintenance revenue, a recurring revenue, was JPY27,800 million, up 16.8% YoY. "IIJ GIO Component Services" revenues increased and systems construction projects that were completed and shifted to operation and maintenance phase contributed to the revenue increase of systems operation and maintenance.

Orders received for SI and equipment sales totaled JPY55,149 million, up 14.0% YoY; orders received for systems construction and equipment sales were JPY22,236 million, up 2.2% YoY and orders received for systems operation and maintenance were JPY32,913 million, up 23.6% YoY.

Order backlog for SI and equipment sales as of March 31, 2015 amounted to JPY29,053 million, up 19.5% YoY; order backlog for systems construction and equipment sales was JPY4,734 million, down  7.2% YoY and order backlog for systems operation and maintenance was JPY24,319 million, up 26.6% YoY.

Equipment sales revenues were JPY2,167 million, up 28.2% YoY.

ATM Operation Business revenues were JPY3,640 million, up 28.8% YoY. The increase was in accordance with the increase in the number of placed ATMs. As of March 31, 2015, 1,059 ATMs are in operation.

Cost and expense

Total cost of revenues was JPY100,978 million, up 8.3% YoY.

Cost of Network Services revenue was JPY54,932 million, up 3.6% YoY. The increase was mainly due to the increase in outsourcing-related costs6 along with the increase in mobile-related services revenues, and the increase in depreciation and amortization cost along with the expansion and upgrade of network facilities. Gross margin was JPY14,073 million, down 1.2% YoY and gross margin ratio was 20.4%.

Cost of SI revenues was JPY41,562 million, up 13.8% YoY. The increase was mainly due to the increase in personnel-related costs and outsourcing-related costs along with the revenue growth and solution development, increase in purchasing costs along with the systems construction revenue growth, and the increase in depreciation and amortization costs was due to the expansion of service facility such as for Cloud services. Gross margin was JPY6,676 million, up 12.0% YoY and gross margin ratio was 13.8%.

Cost of Equipment Sales revenues was JPY1,932 million, up 26.6% YoY. Gross margin was JPY235 million, up 43.5% YoY and gross margin ratio was 10.8%.

Cost of ATM Operation Business revenues was JPY2,552 million, up 20.2% YoY in accordance with increase in the number of placed ATMs. Gross margin was JPY1,089 million and gross margin ratio was 29.9%.

SG&A and R&D Expenses

SG&A and R&D expenses in total were JPY16,997 million, up 10.8% YoY (JPY15,343 million in FY2013).

Sales and marketing expenses were JPY9,188 million, up 7.5% YoY. The increase was mainly due to the increase in personnel-related and sales commission expenses.

General and administrative expenses were JPY7,368 million, up 15.6% YoY. The increase was mainly due to the expenses related to the headquarter relocation and an increase in personnel-related expenses.

Research and development expenses were JPY441 million, up 4.7% YoY.

Operating income

Operating income was JPY5,075 million, down 11.3% YoY (JPY5,723 million for FY2013).

5 IIJ provides mobile communications service through an MVNO scheme by purchasing mobile infrastructure from NTT Docomo. IIJ pays wholesale telecommunications service charge which is recognized in outsourcing-related costs in our cost of network services revenue.

Other income (expenses)

Other income (expenses) was an income of JPY64 million (an income of JPY552 million for FY2013), mainly due to distribution from other investments of JPY171 million (included in other-net of JPY209 million), dividend income of JPY63 million, net gain on sales of other investments of JPY41 million,and interest expense of JPY238 million.

Income before income tax expenses

Income before income tax expense was JPY5,139 million, down 18.1% YoY(JPY6,275 million for FY2013) .

Net Income

Income tax expense was JPY1,897 million (JPY1,795 million for FY2013).

Equity in net income of equity method investees was JPY155 million (JPY204 million for FY2013) mainly due to net income of Internet Revolution, Inc. and Internet Multifeed Co.

As a result of the above, net income was JPY3,397 million, down 27.5% YoY (JPY4,684 million for FY2013).

Net income attributable to IIJ

Net income attributable to non-controlling interests was JPY75 million mainly related to net income of Trust Networks Inc. (JPY242 million for FY2013).

Net income attributable to IIJ was JPY3,322 million, down 25.2% YoY (JPY4,442 million for FY2013).

FY2014 Financial Condition

Balance Sheets

As of March 31, 2015, the balance of total assets was JPY108,705 million, increased by JPY4,839 million from the balance as of March 31, 2014 of JPY103,867 million.

As for current assets as of March 31, 2015, as compared to the respective balances as of March 31, 2014, accounts receivable increased by JPY3,038 million, current portion of guarantee deposits decreased by JPY1,462 million along with our headquarter relocation, and cash and cash equivalents decreased by JPY1,327 million mainly related to the repayment of bank borrowings. As for noncurrent assets as of March 31, 2015, as compared to the respective balances as of March 31, 2014, property and equipment increased by JPY2,399 million and guarantee deposits increased by JPY1,536 million. As for current liabilities as of March 31, 2015, as compared to the respective balances as of March 31, 2014, accounts payable increased by JPY1,084 million, accrued expenses increased by JPY915 million and current portion of long-term borrowings decreased by JPY980 million.

As for the balances of capital lease obligations as of March 31, 2015, as compared to the respective balances as of March 31, 2014, capital lease obligations-current portion decreased by JPY231 million to JPY3,522 million and capital lease obligations-noncurrent decreased by JPY263 million to JPY4,340 million.

As of March 31, 2015, the balance of other investments increased by JPY305 million to JPY6,661 million. The breakdown of other investments were JPY4,314 million in available-for-sale securities, JPY2,263 million in nonmarketable equity securities and JPY83 million in other.

As of March 31, 2015, the breakdown of major non-amortized intangible assets were JPY6,170 million in goodwill and JPY107 million in trademark. The balance of amortized intangible assets, which was customer relationships, was JPY3,805 million.

Total IIJ shareholders' equity as of March 31, 2015 compared to the balance as of March 31, 2014, increased by JPY2,592 million to JPY62,504 million. IIJ shareholders' equity ratio (total IIJ shareholders' equity/total assets) as of March 31, 2015 was 57.5%.

Cash Flows

Cash and cash equivalents as of March 31, 2015 were JPY21,094 million compared to JPY22,421 million as of March 31, 2014.

Net cash provided by operating activities for FY2014 was JPY12,912 million compared to net cash provided by operating activities of JPY8,787 million for FY2013. Net income for FY2014 decreased from FY2013, however, non-cash operating expense such as depreciation and amortization cost increased. Additionally, in relation to the changes in operating assets and liabilities, there were positive effects to operating cash flow from increase in advance receipts from long-term systems maintenance projects, decrease in other receivable, increase in accrued expenses and increase in accounts payables.

Net cash used in investing activities for FY2014 was JPY8,073 million compared to net cash used in investing activities of JPY10,203 million for FY2013, mainly due to payments for purchase of property and equipment of JPY8,157 million (JPY9,124 million for FY2013), payments of guarantee deposits of JPY1,636 million (JPY689 million for FY2013), payments for purchase of other investments of JPY282 million (JPY1,186 million for FY2013) and refund of guarantee deposits of JPY1,573 million (JPY20 million for FY2013).

Net cash used in financing activities for FY2014 was JPY6,283 million compared to net cash provided by financing activities of JPY11,382 million for FY2013, mainly due to principal payments under capital leases of JPY4,194 million (JPY3,969 million for FY2013), net repayments of borrowings of JPY1,130 million (JPY1,010 million for FY2013) and FY2013 year-end and FY2014 interim dividend payments of JPY1,011 million (JPY911 million for FY2013).

FY2015 Financial Targets

Our financial targets for FY2015 are as follows:

(JPY in millions)
		Operating	Income before Income	Net Income
	Revenues	Income	Tax Expense	attributable to IIJ
1H FY2015 Target	64,000	2,450	2,400	1,500
Full FY2015 Target	139,000	6,500	6,400	4,000

With the steady recovery of the Japanese economy, IT investment in Japan should continue during FY2015. We see a great business opportunity for the middle-to-long term as we expect enterprises' adoption of Cloud-related services to penetrate further, mobile-related services to become more popular, and the demands for outsourcing corporate IT systems to continue. As for FY2015, we shall increase revenue as well as operating income mainly by largely expanding consumer mobile services revenues, accumulating enterprise network services, increasing systems integration revenue and improving its profitability, and decreasing overseas business deficit by half.

We target revenue of JPY139 billion, up 13.0% YoY. We expect mobile services-related revenue to reach JPY13 billion, Cloud-related revenue to reach over JPY15 billion, systems integration revenue to increase, its profitability to improve, and ATM operation business revenue to continuously increase.

We target operating income of JPY6.5 billion, up 28.1% YoY. We expect SG&A and R&D expenses to increase around the same amount as in FY2014 while gross margin to increase along with revenue growth.

We target income before income tax expense (benefit) of JPY6.4 billion, up 24.5% YoY, considering interest expenses and others.

We target net income attributable to IIJ of JPY4.0 billion, up 20.4% YoY, considering taxes calculated by a normal statutory rate and income of equity method investees and non-controlling interests.

FY2015 Dividend Forecast

Our FY2015 dividend forecast is as follows:

	Interim	Year-end	Full Year
FY2015 Dividend (forecast)	JPY11.00 (forecast)	JPY11.00 (forecast)	JPY22.00 (forecast)
FY2014 Dividend (scheduled)	JPY11.00 (paid)	JPY11.00 (scheduled)	JPY22.00 (scheduled)

Based on our Company's Article of Incorporation, we plan to pay our dividend twice a year, at interim and at fiscal year-end. The dividends for interim and fiscal year-end are decided at the Company's board of directors and at the general meeting of shareholders, respectively.

Reconciliation of Non-GAAP Financial Measures

The following table summarizes the reconciliation of adjusted EBITDA to net income attributable to IIJ in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA
	FY2013	FY2014
	JPY millions	JPY millions
Adjusted EBITDA	14,546	14,752
Depreciation and Amortization [6]	(8,823)	(9,677)
Operating Income	5,723	5,075
Other Income	552	64
Income Tax Expense	1,795	1,897
Equity in Net Income of Equity Method Investees	204	155
Net income	4,684	3,397
Less: Net income attributable to noncontrolling interests	(242)	(75)
Net Income attributable to IIJ	4,442	3,322

CAPEX
	FY2013	FY2014
	JPY millions	JPY millions
CAPEX, including capital leases	12,560	11,835
Acquisition of Assets by Entering into Capital Leases	3,436	3,678
Purchase of Property and Equipment	9,124	8,157

Presentation

Presentation materials will be posted on our web site (http://www.iij.ad.jp/en/ir/) on May 15, 2015.

About Internet Initiative Japan Inc.

Founded in 1992, IIJ is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group companies provide total network solutions that mainly cater to high-end corporate customers. IIJ's services include high-quality systems integration and security services, Internet access, and cloud computing. Moreover, IIJ has built one of the largest Internet backbone networks in Japan that is connected to the United States, the United Kingdom and Asia. IIJ listed on the U.S. NASDAQ Stock Market in 1999 and on the First Section of the Tokyo Stock Exchange in 2006.

Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding FY2015 revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ's ability to maintain and increase revenues from higher-margin services such as systems integration and outsourcing services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; the impact of technological changes in its industry; IIJ's ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ's largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ's filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

Internet Initiative Japan Inc.
Consolidated Balance Sheets (Unaudited)
(As of March 31, 2014 and March 31, 2015)

	As of March 31, 2014	As of March 31, 2015
	Thousands of JPY	Thousands of JPY
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	22,421,100	21,093,633
Accounts receivable, net of allowance for doubtful accounts of JPY 53,871 thousand and JPY 54,590 thousand at March 31, 2014 and March 31, 2015, respectively	19,214,248	22,251,818
Inventories	1,670,258	1,229,463
Prepaid expenses	3,128,290	3,691,643
Deferred tax assets—current	1,392,971	1,547,474
Guarantee deposits—current	1,462,223	--
Other current assets, net of allowance for doubtful accounts of JPY 720 thousand at March 31, 2014 and March 31, 2015, respectively	2,411,376	2,272,605
Total current assets	51,700,466	52,086,636
INVESTMENTS IN EQUITY METHOD INVESTEES	2,085,689	2,560,557
OTHER INVESTMENTS	6,355,817	6,660,706
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization of JPY 34,725,611 thousand and JPY 39,591,769 thousand at March 31, 2014 and March 31, 2015, respectively	26,971,485	29,370,054
GOODWILL	5,969,951	6,169,609
OTHER INTANGIBLE ASSETS—Net	4,338,944	3,941,279
GUARANTEE DEPOSITS	1,264,535	2,800,201
DEFERRED TAX ASSETS—Noncurrent	636,807	471,087
NET INVESTMENT IN SALES-TYPE LEASES—Noncurrent	752,774	762,159
Prepaid expenses—Noncurrent	2,633,154	2,914,375
OTHER ASSETS, net of allowance for doubtful accounts of JPY 62,800 thousand and JPY 92,935 thousand at March 31, 2014 and March 31, 2015, respectively	1,156,953	968,652
TOTAL	103,866,575	108,705,315

	As of March 31, 2014	As of March 31, 2015
	Thousands of JPY	Thousands of JPY
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	9,400,000	9,250,000
Long-term borrowings—current portion	980,000	--
Capital lease obligations—current portion	3,753,026	3,522,113
Accounts payable—trade	11,491,666	12,182,908
Accounts payable—other	1,050,429	1,442,810
Income taxes payable	1,079,480	499,104
Accrued expenses	2,053,550	2,968,139
Deferred income—current	1,560,603	2,143,480
Other current liabilities	1,098,173	1,732,781
Total current liabilities	32,466,927	33,741,335
CAPITAL LEASE OBLIGATIONS—Noncurrent	4,603,322	4,340,421
ACCRUED RETIREMENT AND PENSION COSTS—Noncurrent	2,274,540	2,792,617
DEFERRED TAX LIABILITIES—Noncurrent	1,092,863	1,097,650
DEFERRED INCOME—Noncurrent	2,711,347	2,943,975
OTHER NONCURRENT LIABILITIES	536,950	945,537
Total Liabilities	43,685,949	45,861,535
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Common-stock
—authorized, 75,520,000 shares; issued and outstanding, 46,697,800 shares at March 31, 2014	25,497,022	25,499,857
—authorized, 75,520,000 shares; issued and outstanding, 46,701,000 shares at March 31, 2015
Additional paid-in capital	35,961,995	36,014,128
Accumulated deficit	(2,867,548)	(556,162)
Accumulated other comprehensive income	1,712,786	1,938,649
Treasury stock —758,709 shares held by the company at March 31, 2014 and March 31, 2015, respectively	(392,070)	(392,070)
Total Internet Initiative Japan Inc. shareholders' equity	59,912,185	62,504,402
NONCONTROLLING INTERESTS	268,441	339,378
Total equity	60,180,626	62,843,780
TOTAL	103,866,575	108,705,315

Internet Initiative Japan Inc.
Consolidated Statements of Income (Unaudited)
(For the fiscal year ended March 31, 2014 and March 31, 2015)

	Fiscal Year Ended March 31, 2014	Fiscal Year Ended March 31, 2015
	Thousands of JPY	Thousands of JPY
REVENUES:
Network services:
Internet connectivity services (enterprise)	16,585,175	16,349,785
Internet connectivity services (consumer)	6,024,560	8,222,015
WAN services	25,005,867	24,325,951
Outsourcing services	19,670,127	20,107,850
Total	67,285,729	69,005,601
Systems integration:
Systems construction	18,673,638	20,437,326
Systems operation and maintenance	23,795,927	27,800,132
Total	42,469,565	48,237,458
Equipment sales	1,690,225	2,166,928
ATM operation business	2,826,832	3,640,128
Total revenues	114,272,351	123,050,115
COST AND EXPENSES:
Cost of network services	53,045,814	54,932,285
Cost of systems integration	36,510,328	41,561,621
Cost of equipment sales	1,526,618	1,932,180
Cost of ATM operation business	2,123,168	2,551,437
Total cost	93,205,928	100,977,523
Sales and marketing	8,547,693	9,188,425
General and administrative	6,374,057	7,367,600
Research and development	421,361	441,329
Total cost and expenses	108,549,039	117,974,877
OPERATING INCOME	5,723,312	5,075,238
OTHER INCOME (EXPENSE):
Dividend income	51,003	63,143
Interest income	26,719	23,111
Interest expense	(256,371)	(238,260)
Foreign exchange gains (losses)	219,381	(5,045)
Net gain on sales of other investments	107,655	41,251
Net gain on other investments	313,393	--
Impairment of other investments	--	(29,117)
Other —net	89,799	208,671
Other income—net	551,579	63,754
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	6,274,891	5,138,992
INCOME TAX EXPENSE	1,795,305	1,896,865
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	204,046	154,626
NET INCOME	4,683,632	3,396,753
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(241,395)	(74,672)
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	4,442,237	3,322,081

	Fiscal Year Ended March 31, 2014	Fiscal Year Ended March 31, 2015
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	44,306,680	45,942,291
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	44,361,083	46,014,737
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	88,613,360	91,884,582
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	88,722,166	92,029,474
BASIC NET INCOME PER SHARE (JPY)	100.26	72.31
DILUTED NET INCOME PER SHARE (JPY)	100.14	72.20
BASIC NET INCOME PER ADS EQUIVALENT (JPY)	50.13	36.15
DILUTED NET INCOME PER ADS EQUIVALENT (JPY)	50.07	36.10

Consolidated Statements of Other Comprehensive Income (Unaudited)
	Fiscal Year Ended March 31, 2014	Fiscal Year Ended March 31, 2015
	Thousands of JPY	Thousands of JPY
NET INCOME	4,683,632	3,396,753
Comprehensive income (loss):
Foreign currency translation adjustments	419,557	243,538
Unrealized holding gain (loss) on securities	988,139	61,590
Defined benefit pension plans	41,115	(83,000)
Total comprehensive income	6,132,443	3,618,881
Less: Comprehensive income attributable to noncontrolling interests	(241,251)	(70,937)
Comprehensive income attributable to Internet Initiative Japan Inc.	5,891,192	3,547,944

Internet Initiative Japan Inc.
Consolidated Statements of Shareholders' Equity (Unaudited)
(For the fiscal year ended March 31, 2014 and March 31, 2015)

		Internet Initiative Japan Inc. shareholders' equity
	Total equity	Accumulated deficit	Accumulated other comprehensive income	Shares of common stock outstanding	Common stock	Treasury stock	Additional paid-in capital	NON CONTROLLING INTERESTS
	Thousands of JPY	Thousands of JPY	Thousands of JPY	Shares	Thousands of JPY	Thousands of JPY	Thousands of JPY	Thousands of JPY
BALANCE, MARCH 31, 2013	37,634,178	(6,399,088)	263,770	41,295,600	16,833,847	(392,079)	27,300,325	27,403
Acquisition of noncontrolling interests in consolidated subsidiaries	--		61			53	99	(213)
Issuance of common stock, net of issuance cost	17,271,204			5,400,000	8,661,600		8,609,604
Issuance of common stock upon exercise of stock options	3,151			2,200	1,575		1,576
Stock-based compensation	50,391						50,391
Comprehensive income (loss):
Net Income	4,683,632	4,442,237						241,395
Other Comprehensive income (loss), net of tax	1,448,811		1,448,955					(144)
Total comprehensive income	6,132,443
Dividends paid	(910,697)	(910,697)
Purchase of treasury stock	(44)					(44)
BALANCE, MARCH 31, 2014	60,180,626	(2,867,548)	1,712,786	46,697,800	25,497,022	(392,070)	35,961,995	268,441
Issuance of common stock upon exercise of stock options	5,671			3,200	2,835		2,836
Stock-based compensation	49,297						49,297
Comprehensive income (loss):
Net Income	3,396,753	3,322,081						74,672
Other Comprehensive income (loss), net of tax	222,128		225,863					(3,735)
Total comprehensive income:	3,618,881
Dividends paid	(1,010,695)	(1,010,695)
BALANCE, MARCH 31, 2015	62,843,780	(556,162)	1,938,649	46,701,000	25,499,857	(392,070)	36,014,128	339,378

Internet Initiative Japan Inc.
Consolidated Statements of Cash Flows (Unaudited)
(For the fiscal year ended March 31, 2014 and March 31, 2015)

	Fiscal Year Ended March 31, 2014	Fiscal Year Ended March 31, 2015
	Thousands of JPY	Thousands of JPY
OPERATING ACTIVITIES:
Net income	4,683,632	3,396,753
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,822,981	9,677,339
Provision for retirement and pension costs, less payments	226,599	256,661
Provision for (reversal of) allowance for doubtful accounts	(46,935)	33,158
Gain on sales of property and equipment	--	(29,733)
Loss on disposal of property and equipment	83,487	101,189
Net gain on sales of other investments	(107,655)	(41,251)
Net gain on other investments	(313,393)	--
Impairment of other investments	--	29,117
Foreign exchange gains, net	(129,916)	(18,259)
Equity in net income of equity method investees, less dividends received	(204,046)	(122,286)
Deferred income tax expense (benefit)	(699,826)	211,230
Others	71,448	8,560
Changes in operating assets and liabilities net of effects from acquisition of a company:
Increase in accounts receivable	(342,391)	(2,819,564)
Decrease (increase) in net investment in sales-type lease — noncurrent	145,266	(9,385)
Decrease (increase) in inventories	(365,533)	450,256
Increase in prepaid expenses	(612,802)	(542,770)
Decrease (increase) in other current and noncurrent assets	(1,801,403)	715,132
Increase in accounts payable	476,860	648,562
Decrease in income taxes payable	(594,782)	(718,737)
Increase (decrease) in accrued expenses	(219,277)	873,815
Increase (decrease) in deferred income-current	(158,972)	465,469
Increase (decrease) in deferred income-noncurrent	91,462	(248,061)
Increase (decrease) in other current and noncurrent liabilities	(217,925)	595,178
Net cash provided by operating activities	8,786,879	12,912,373
INVESTING ACTIVITIES:
Purchase of property and equipment	(9,123,998)	(8,157,115)
Proceeds from sales of property and equipment	456,330	772,226
Purchase of available-for-sale securities	(167,545)	(4,104)
Purchase of other investments	(1,185,985)	(282,478)
Investment in an equity method investee	(199,920)	(338,240)
Proceeds from sales of available-for-sale securities	391,814	--
Proceeds from sales of other investments	351,740	40,501
Payments of guarantee deposits	(688,902)	(1,635,910)
Refund of guarantee deposits	20,233	1,572,885
Payments for refundable insurance policies	(18,787)	(47,831)
Refund from insurance policies	16,026	--
Proceeds from subsidies	--	200,000
Acquisition of a newly controlled company, net of cash acquired	--	(167,678)
Other	(53,766)	(25,000)
Net cash used in investing activities	(10,202,760)	(8,072,744)

	Fiscal Year Ended March 31, 2014	Fiscal Year Ended March 31, 2015
	Thousands of JPY	Thousands of JPY
FINANCING ACTIVITIES:
Proceeds from issuance of short-term borrowings with initial maturities over three months	250,000	50,000
Repayments of short-term borrowings with initial maturities over three months and long-term borrowings	(1,260,000)	(1,030,000)
Principal payments under capital leases	(3,968,724)	(4,193,654)
Proceeds from sale and lease back	--	50,847
Net decrease in short-term borrowings with initial maturities less than three months	--	(150,000)
Dividends paid	(910,697)	(1,010,695)
Proceeds from issuance of common stock, net of issuance cost	17,271,204	--
Other	109	3
Net cash provided by (used in) financing activities	11,381,892	(6,283,499)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	196,217	116,403

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	10,162,228	(1,327,467)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	12,258,872	22,421,100
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	22,421,100	21,093,633

ADDITIONAL CASH FLOW INFORMATION:
Interest paid	256,722	239,940
Income taxes paid	2,707,784	2,405,067

NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of assets by entering into capital leases	3,436,245	3,678,012
Facilities purchase liabilities	1,050,429	1,442,810
Asset retirement obligation	170,814	287,036
Acquisition of a company:
Assets acquired	--	1,064,736
Liabilities assumed	--	464,736
Cash paid	--	(600,000)
Cash acquired	--	432,322
Acquisition of a newly controlled company, net of cash acquired	--	(167,678)

Fourth Quarter FY2014 Consolidated Financial Results (3 months)

The following tables are highlight data of 4th Quarter FY2014 (3 months) consolidated financial results (unaudited, for the 3 months ended March 31, 2015).

Operating Results Summary
			YoY %
	4Q13	4Q14	Change
	JPY millions	JPY millions
Total Revenues:	31,526	35,204	11.7
Network Services	16,984	17,844	5.1
Systems Integration (SI)	13,273	15,593	17.5
Equipment Sales	512	801	56.5
ATM Operation Business	757	966	27.7
Cost of Revenues:	25,977	29,579	13.9
Network Services	13,282	14,801	11.4
Systems Integration (SI)	11,684	13,382	14.5
Equipment Sales	465	736	58.4
ATM Operation Business	546	660	20.8
SG&A Expenses and R&D	4,036	4,336	7.4
Operating Income	1,513	1,289	(14.8)
Income before Income Tax Expense	1,649	1,250	(24.2)
Net Income attributable to IIJ	1,518	1,008	(33.6)

Network Service Revenue Breakdown
			YoY %
	4Q13	4Q14	Change
	JPY millions	JPY millions
Internet Connectivity Service (Enterprise)	4,085	4,062	(0.6)
IP Service	2,539	2,406	(5.3)
IIJ FiberAccess/F and IIJ DSL/F	779	777	(0.4)
IIJ Mobile Service	709	819	15.6
Others	58	60	3.2
Internet Connectivity Service (Consumer)	1,628	2,469	51.7
Under IIJ Brand	696	1,639	135.4
hi-ho	749	679	(9.4)
OEM	183	151	(17.1)
WAN Services	6,220	6,181	(0.6)
Outsourcing Services	5,051	5,132	1.6
Network Services Revenues	16,984	17,844	5.1

Reconciliation of Non-GAAP Financial Measures (4th Quarter FY2014 (3 months))

The following table summarizes the reconciliation of adjusted EBITDA to net income in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA
	4Q13	4Q14
	JPY millions	JPY millions
Adjusted EBITDA	3,832	3,749
Depreciation and Amortization	(2,319)	(2,460)
Operating Income	1,513	1,289
Other Income (Expense)	136	(39)
Income Tax Expense (Benefit)	(47)	264
Equity in Net Income of Equity Method Investees	13	40
Net income	1,709	1,026
Less: Net income attributable to noncontrolling interests	(191)	(18)
Net Income attributable to IIJ	1,518	1,008

The following table summarizes the reconciliation of capital expenditures to the purchase of property and equipment in our consolidated statements of cash flows that are prepared and presented in accordance with U.S. GAAP.

CAPEX
	4Q13	4Q14
	JPY millions	JPY millions
CAPEX, including capital leases	2,697	2,545
Acquisition of Assets by Entering into Capital Leases	801	957
Purchase of Property and Equipment	1,896	1,588

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Income (Unaudited)
(Three Months ended March 31, 2014 and March 31, 2015)

	Three Months Ended March 31, 2014	Three Months Ended March 31, 2015
	Thousands of JPY	Thousands of JPY
REVENUES:
Network services:
Internet connectivity services (enterprise)	4,085,649	4,061,514
Internet connectivity services (consumer)	1,627,764	2,469,183
WAN services	6,219,920	6,180,534
Outsourcing services	5,050,931	5,132,426
Total	16,984,264	17,843,657
Systems integration:
Systems Construction	7,038,521	7,943,514
Systems Operation and Maintenance	6,234,333	7,649,665
Total	13,272,854	15,593,179
Equipment sales	512,236	801,566
ATM operation business	756,554	965,915
Total revenues	31,525,908	35,204,317
COST AND EXPENSES:
Cost of network services	13,281,985	14,801,381
Cost of systems integration	11,684,188	13,382,379
Cost of equipment sales	464,561	735,718
Cost of ATM operation business	546,532	660,158
Total cost	25,977,266	29,579,636
Sales and marketing	2,201,980	2,359,361
General and administrative	1,728,538	1,899,867
Research and development	105,561	76,551
Total cost and expenses	30,013,345	33,915,415
OPERATING INCOME	1,512,563	1,288,902
OTHER INCOME (EXPENSE):
Dividend income	2,744	4,172
Interest income	8,049	8,121
Interest expense	(62,263)	(58,165)
Foreign exchange gains (losses)	16,783	(32,460)
Net gain on sales of other investments	140,970	35,934
Impairment of other investments	--	(29,117)
Other—net	30,613	33,031
Other income (expense) — net	136,896	(38,484)
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	1,649,459	1,250,418
INCOME TAX EXPENSE (BENEFIT)	(46,385)	264,016
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	12,842	39,140
NET INCOME	1,708,686	1,025,542
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(190,519)	(17,372)
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	1,518,167	1,008,170

	Three Months Ended March 31, 2014	Three Months Ended March 31, 2015
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	45,939,091	45,942,291
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	45,998,489	46,024,884
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	91,878,182	91,884,582
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	91,996,978	92,049,768
BASIC NET INCOME PER SHARE (JPY)	33.05	21.94
DILUTED NET INCOME PER SHARE (JPY)	33.00	21.90
BASIC NET INCOME PER ADS EQUIVALENT (JPY)	16.52	10.97
DILUTED NET INCOME PER ADS EQUIVALENT (JPY)	16.50	10.95

Quarterly Consolidated Statements of Other Comprehensive Income (Unaudited)
	Three Months Ended March 31, 2014	Three Months Ended March 31, 2015
	Thousands of JPY	Thousands of JPY
NET INCOME	1,708,686	1,025,542
Comprehensive income (loss):
Foreign currency translation adjustments	140,450	179,163
Unrealized holding gain (loss) on securities	(640,291)	119,942
Defined benefit pension plans	40,937	(83,178)
Total comprehensive income	1,249,782	1,241,469
Less: Comprehensive income attributable to noncontrolling interests	(190,214)	(14,998)
Comprehensive income attributable to Internet Initiative Japan Inc.	1,059,568	1,226,471

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Cash Flows (Unaudited)
(Three Months ended March 31, 2014 and March 31, 2015)

	Three Months Ended March 31, 2014	Three Months Ended March 31, 2015
	Thousands of JPY	Thousands of JPY
OPERATING ACTIVITIES:
Net income	1,708,686	1,025,542
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,318,779	2,460,495
Provision for retirement and pension costs, less payments	53,784	80,147
Provision for (reversal of) allowance for doubtful accounts	(1,127)	30,993
Loss on disposal of property and equipment	72,044	9,201
Net gain on sales of other investments	--	(35,934)
Net gain on other investments	(140,970)	--
Impairment of other investments	--	29,117
Foreign exchange losses (gains), net	25,478	(2,869)
Equity in net income of equity method investees, less dividends received	(12,842)	(39,140)
Deferred income tax benefit	(1,090,417)	(55,310)
Others	17,881	23,820
Changes in operating assets and liabilities net of effects from acquisition of a company:
Increase in accounts receivable	(2,419,892)	(4,473,038)
Decrease in net investment in sales-type lease―noncurrent	37,794	103,036
Decrease in inventories	848,410	1,082,978
Decrease in prepaid expenses	849,097	998,990
Decrease (increase) in other current and noncurrent assets	(1,039,069)	775,633
Increase in accounts payable	1,234,546	1,089,640
Increase in income taxes payable	898,628	162,205
Increase in deferred income― noncurrent	99,854	65,862
Decrease in accrued expenses, other current and noncurrent liabilities	(405,831)	(430,868)
Net cash provided by operating activities	3,054,833	2,900,500
INVESTING ACTIVITIES:
Purchase of property and equipment	(1,896,347)	(1,588,189)
Proceeds from sales of property and equipment	219,831	236,698
Purchase of available-for-sale securities	(69,051)	--
Purchase of other investments	(58,154)	(100,800)
Investment in an equity method investee	(199,920)	(288,240)
Proceeds from sales of other investments	331,740	10,000
Payments of guarantee deposits	(7,524)	(24,412)
Refund of guarantee deposits	12,415	13,486
Payments for refundable insurance policies	(14,090)	(13,452)
Other	(41,557)	--
Net cash used in investing activities	(1,722,657)	(1,754,909)

	Three Months Ended March 31, 2014	Three Months Ended March 31, 2015
	Thousands of JPY	Thousands of JPY
FINANCING ACTIVITIES:
Principal payments under capital leases	(1,026,718)	(1,053,366)
Proceeds from sale and lease back	--	50,847
Net decrease in short-term borrowings with initial maturities less than three months	--	(150,000)
Other	150	--
Net cash used in financing activities	(1,026,568)	(1,152,519)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	13,142	53,561

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	318,750	46,633
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	22,102,350	21,047,000
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	22,421,100	21,093,633

Note: The following information is provided to disclose Internet Initiative Japan Inc. ("IIJ") financial results (unaudited) for the fiscal year ended March 31, 2015 ("FY2014") in the form defined by the Tokyo Stock Exchange.

Consolidated Financial Results for the Fiscal Year Ended March 31, 2015

[Under accounting principles generally accepted in the United States ("U.S. GAAP")]

May 15, 2015
Company name: Internet Initiative Japan Inc.	Exchange listed: Tokyo Stock Exchange First Section
Stock code number: 3774	URL: http://www.iij.ad.jp/
Representative: Eijiro Katsu, President and Representative Director
Contact: Akihisa Watai, Managing Director and CFO	TEL: (03) 5205-6500
Scheduled date for annual general shareholder's meeting: June 26, 2015
Scheduled date for dividend payment: June 29, 2015
Scheduled date for filing of annual report (Yuka-shoken-houkokusho) to Japan's regulatory organization: June 30, 2015
Supplemental material on annual results: Yes
Presentation on annual results: Yes (for institutional investors and analysts)

1. Consolidated Financial Results for the Fiscal Year Ended March 31, 2015

(April 1, 2014 to March 31, 2015)

(1) Consolidated Results of Operations	(% shown is YoY change)
	Total		Operating		Income before Income		Net Income attributable to
	Revenues		Income		Tax Expense		IIJ
	JPY millions	%	JPY millions	%	JPY millions	%	JPY millions	%
Fiscal Year Ended March 31, 2015	123,050	7.7	5,075	(11.3)	5,139	(18.1)	3,322	(25.2)
Fiscal Year Ended March 31, 2014	114,272	7.6	5,723	(26.2)	6,275	(19.1)	4,442	(16.2)

(Note1) Total comprehensive income attributable to IIJ

Fiscal Year Ended March 31, 2015: JPY3,548 million (down 39.8% YoY)

Fiscal Year Ended March 31, 2014: JPY5,891 million (up 5.4% YoY)

(Note2) Income before income tax expense represents income from operations before income tax expense and equity in net income in equity method investees, respectively, in IIJ's consolidated financial statements.

		Diluted Net	Net Income	Income before
	Basic Net Income	Income	attributable to IIJ to	Income Tax	Total Revenues
	attributable to IIJ	attributable to IIJ	Total Shareholders'	Expense to Total	Operating Margin
	per Share	per Share	Equity	Assets	Ratio
	JPY	JPY	%	%	%
Fiscal Year Ended March 31, 2015	72.31	72.20	5.4	4.8	4.1
Fiscal Year Ended March 31, 2014	100.26	100.14	9.1	6.7	5.0

(Reference) Equity in net income of equity method investees

Fiscal Year Ended March 31, 2015: JPY155 million

Fiscal Year Ended March 31, 2014: JPY204 million

(2) Consolidated Financial Position
			Total IIJ	Total IIJ	Total IIJ
	Total	Total	Shareholders'	Shareholders' Equity	Shareholders' Equity
	Assets	Equity	Equity	to Total Assets	per Share
	JPY millions	JPY millions	JPY millions	%	JPY
As of March 31, 2015	108,705	62,844	62,504	57.5	1,360.50
As of March 31, 2014	103,867	60,181	59,912	57.7	1,304.17

(3) Consolidated Cash Flow
				Cash and Cash Equivalents
	Operating Activities	Investing Activities	Financing Activities	(End of the Period)
	JPY millions	JPY millions	JPY millions	JPY millions
Fiscal year ended March 31, 2015	12,912	(8,073)	(6,283)	21,094
Fiscal year ended March 31, 2014	8,787	(10,203)	11,382	22,421

2. Dividends

	Dividend per Shares							Ratio of
						Total cash		Dividends to
	1Q-end	2Q-end	3Q-end	Year-end	Total	dividends for	Payout Ratio	Shareholder's
						the year	(consolidated)	Equity
								(consolidated)
	JPY	JPY	JPY	JPY	JPY	JPY millions	%	%
Fiscal Year Ended March 31, 2014	--	11.00	--	11.00	22.00	1,011	21.9	2.0
Fiscal Year Ended March 31, 2015	--	11.00	--	11.00	22.00	1,011	30.4	1.7
Fiscal Year Ending March 31, 2016 (forecast)	--	11.00	--	11.00	22.00		25.3
(Note) Change from the latest released dividend forecasts: No.

3. Target of Consolidated Financial Results for the Fiscal Year Ending March 31, 2016

April 1, 2015 through March 31, 2016)	(% shown is YoY change)
					Income before				Basic Net Income
	Total		Operating		Income Tax		Net Income		attributable to IIJ
	Revenues		Income		Expense (Benefit)		attributable to IIJ		per Share
	JPY millions	%	JPY millions	%	JPY millions	%	JPY millions	%	JPY
Interim Period Ending September 30, 2015	64,000	11.9	2,450	1.4	2,400	(3.7)	1,500	3.9	32.65
Fiscal Year Ending March 31, 2016	139,000	13.0	6,500	28.1	6,400	24.5	4,000	20.4	87.07
* Notes
(1) Changes in Significant Subsidiaries for the Fiscal Year Ended March 31, 2015
(Changes in significant subsidiaries for the Fiscal Year Ended March 31, 2015 which resulted in changes in scope of consolidation): None

(2) Changes in Significant Accounting and Reporting Policies for the Consolidated Financial Statements
1) Changes due to the revision of accounting standards: No
2) Others: No

(3) Number of Shares Outstanding (Shares of Common Stock)
1) The number of shares outstanding (inclusive of treasury stock):
As of March 31, 2015: 46,701,000 shares
As of March 31, 2014: 46,697,800 shares
2) The number of treasury stock:
As of March 31, 2015: 758,709 shares
As of March 31, 2014: 758,709 shares
3) The weighted average number of shares outstanding:
For the Fiscal Year Ended March 31, 2015: 45,942,291 shares
For the Fiscal Year Ended March 31, 2014: 44,306,680 shares
May 15, 2015
Company name: Internet Initiative Japan Inc.
Company representative: Eijiro Katsu, President and Representative Director
(Stock Code Number: 3774 The First Section of the Tokyo Stock Exchange)
Contact: Akihisa Watai, Managing Director and CFO
TEL: 81-3-5205-6500

Information Pertaining to Our Largest Shareholder

1. About Our Largest Shareholder (As of March 31, 2015)

		Its Ownership Percentage (%)			Securities Exchanges where its
Name	Relationship	Direct	Indirect		Shares are Listed
		ownership	ownership	Total
Nippon Telegraph and Telephone Corporation("NTT")	IIJ is NTT's affiliate company	22.0	4.4	26.4	Tokyo Stock Exchange (First Section) New York Stock Exchange

2. Position of the Listed Company (IIJ) within NTT Group and other relationships

a) Position of the Listed Company (IIJ) within NTT Group

The ownership percentage by NTT, which is IIJ's largest shareholder, was 26.4% as of March 31, 2015, including its indirect ownership. However, IIJ's business activities are not affected by NTT's ownership in IIJ and IIJ is maintaining its management independence.

b) Personal Relationships with NTT Group

IIJ's board of directors consists of 12 members including 4 outside directors as of May 15, 2015. Takashi Hiroi, an outside director (part-time director) of IIJ, is an employee of NTT (Senior Vice President, Finance and Accounting of NTT). Mr. Hiroi is monitoring IIJ's business operations as an outside director and does not have any personal relationships, such as family relationships, with IIJ's other directors and auditors. He did not acquire any interest such as capital or business relationships upon becoming an outside director.

3. Business Relationship with NTT Group

IIJ uses services provided by Nippon Telegraph and Telephone East Corporation ("NTT East") and Nippon Telegraph and Telephone West Corporation ("NTT West") for a significant portion of IIJ's access circuits, services provided by NTT Communications Corporation ("NTT Communications") for a significant portion of IIJ's domestic and international backbone circuits, and wholesale telecommunications services provided by NTT DOCOMO, INC ("NTT Docomo") for a significant portion of IIJ's mobile infrastructure. The aggregate amount paid to NTT East, NTT West, NTT Communications and NTT Docomo for these services was JPY7,076 million for the fiscal year ended March 31, 2015.

IIJ leases a part of Internet data center facilities from NTT Group companies to provide Internet data center services to IIJ's customers. The amount paid to NTT Group related to the lease of Internet data center facilities was JPY1,564 million for the fiscal year ended March 31, 2015.

4. Policy Concerning Measures to Protect Minority Shareholders in Transactions with NTT Group

Business transactions with the NTT Group are within the scope of normal business practices and there is no special contract made in relation to the investment by NTT Group.

CONTACT: For inquiries, contact:
         IIJ Investor Relations
         Tel: +81-3-5205-6500
         E-mail: ir@iij.ad.jp
         URL: http://www.iij.ad.jp/en/ir